424(b)(3)
                                                               No. 33-90998-01
                          CNL INCOME FUND XVII, LTD.
                                      AND
                          CNL INCOME FUND XVIII, LTD.


      This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995 and the Prospectus Supplement dated April 22, 1997. This Supplement replaces the Supplement dated April 23, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

      Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of April 30, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after April 30, 1997, will be reported in a subsequent Supplement.


                                 THE OFFERING

SUBSCRIPTION PROCEDURES

      As of April 30, 1997, CNL XVIII had received total subscription proceeds of $18,483,022 (1,848,302 Units) from 895 Limited Partners. As of April 30, 1997, CNL XVIII had invested or committed for investment approximately $15,100,000 of such proceeds in 13 Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $1,100,000 in offering proceeds available for investment in Properties. As of April 30, 1997, CNL XVIII had incurred $831,736 in Acquisition Fees to an Affiliate of the General Partners.


                                   BUSINESS

PROPERTY ACQUISITIONS

      Between April 3, 1997 and April 30, 1997, CNL XVIII acquired four Properties, including three Properties consisting of land and building and one Property consisting of building only. The Properties are two Boston Market Properties (one in each of San Antonio, Texas, and Minnetonka, Minnesota), an On The Border Property (in San Antonio, Texas) and a Wendy's Property (in Sparta, Tennessee). For information regarding the nine Properties acquired by CNL XVIII prior to April 3, 1997, see the Prospectus Supplement dated April 22, 1997.

      In connection with the purchase of each of these four Properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases." In connection with the purchase of these Properties, which are to be constructed, the Company has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."


May 6, 1997                                   Prospectus Dated August 11, 1995







      In connection with the acquisition of the On The Border Property, which is building only, CNL XVIII has also entered into a tri-party agreement with the lessee and the landlord of the land. The tri-party agreement provides that the ground lessee is responsible for all obligations under the ground lease and provides certain rights to CNL XVIII relating to the maintenance of its interest in the building in the event of a default by the lessee under the terms of the ground lease.

      The following table sets forth the location of the four Properties, including three Properties consisting of land and building and one Property consisting of building only, acquired by CNL XVIII, from April 3, 1997 through April 30, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.



                                      -2-






                                            PROPERTY ACQUISITIONS
                                  From April 3, 1997 through April 30, 1997
                                                           Lease Expira-
Property Location and           Purchase        Date          tion and        Minimum                            Option
Competition                     Price (1)    Acquired    Renewal Options   Annual Rent (2)  Percentage Rent   To Purchase
---------------------         ------------   --------    ---------------   ---------------  ---------------   -----------

BOSTON MARKET                 $621,595       04/16/97    04/2012; five     10.38% of Total  for each lease    at any time
(the "San Antonio #1          (excluding                 five-year         Cost (4);        year after the    after the
Property")                    development                renewal options   increases by     fifth lease       fifth lease
Restaurant to be constructed  costs) (3)                                   10% after the    year, (i) 4% of   year
                                                                           fifth lease      annual gross
The San Antonio #1 Property                                                year and after   sales minus
is located at the northwest                                                every five       (ii) the
quadrant of San Pedro Avenue                                               years            minimum annual
and West Maplewood Lane, in                                                thereafter       rent for such
San Antonio, Bexar County,                                                 during the       lease year
Texas, in an area of mixed                                                 lease term
retail, commercial, and
residential development.
Other fast-food and family-
style restaurants located in
proximity to the San Antonio
#1 Property include a KFC, a
McDonald's, and several
local restaurants.

ON THE BORDER (5)             $182,459       04/17/97    (6); three five-  13.64% of Total  for each lease    at any time
(the "San Antonio #2          (excluding                 year renewal      Cost (4); (7)    year, (i) 4% of   after the
Property")                    development                options                            annual gross      tenth lease
Restaurant to be constructed  costs) (3)                                                    sales minus       year
                                                                                            (ii) the
The San Antonio #2 Property                                                                 minimum annual
is located along the east                                                                   rent for such
side of Interstate Highway                                                                  lease year (8)
10, north of Huebner Oaks
Road, in San Antonio, Bexar
County, Texas, in an area of
mixed retail, commercial,
and residential development.



                                                     -3-







                                                           Lease Expira-
Property Location and           Purchase        Date          tion and        Minimum                            Option
Competition                     Price (1)    Acquired    Renewal Options   Annual Rent (2)  Percentage Rent   To Purchase
---------------------         ------------   --------    ---------------   ---------------  ---------------   -----------

BOSTON MARKET                 $549,772       04/29/97    04/2012; five     10.38% of        for each lease    at any time
(the "Minnetonka Property")   (excluding                 five-year         Total Cost (4);  year after the    after the
Restaurant to be constructed  development                renewal options   increases by     fifth lease       fifth lease
                              costs) (3)                                   10% after the    year, (i) 5% of   year
The Minnetonka Property is                                                 fifth lease      annual gross
located on the northeast                                                   year and after   sales minus
corner of  Shady Oak Road                                                  every five       (ii) the
and State Road 62, in                                                      years            minimum annual
Minnetonka, Hennepin County,                                               thereafter       rent for such
Minnesota, in an area of                                                   during the       lease year
mixed retail, commercial,                                                  lease term
and residential development.
Other fast-food and family-
style restaurants located in
proximity to the Minnetonka
Property include a
McDonald's, a Schlotzsky's
Deli, and several local
restaurants.

WENDY'S                       $193,717       04/30/97    04/2017; two      10.25% of Total  for each lease    at any time
(the "Sparta Property")       (excluding                 five-year         Cost (4)         year, (i) 7% of   after the
Restaurant to be constructed  development                renewal options                    annual gross      seventh
                              costs) (3)                                                    sales minus       lease year
The Sparta Property is                                                                      (ii) the
located at the southwest                                                                    minimum annual
quadrant of Mose Drive and                                                                  rent for such
Roosevelt Street, in Sparta,                                                                lease year
White County, Tennessee, in
an area of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the Sparta
Property include a Taco
Bell, a Pizza Hut, a
McDonald's, and a KFC.



                                                     -4-









FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, and for construction Properties, once the buildings are constructed, is set forth below:

      Property                      Federal Tax Basis
      --------                      -----------------

      San Antonio #1 Property           $  284,000
      San Antonio #2 Property            1,251,000
      Minnetonka Property                  483,000
      Sparta Property                      480,000

(2) Minimum annual rent for the San Antonio #1 Property will become due and payable on the date the tenant receives from the landlord its final funding of the construction costs. For the San Antonio #2 Property, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, (iii) the date the restaurant opens for business to the public, or (iv) the date the tenant receives from the landlord its final funding of the construction costs. For the Minnetonka Property, minimum annual rent will become due and payable on the date the tenant receives from the landlord its final funding of the construction costs. For the Sparta Property, minimum annual rent will become due and payable on the earlier of (i) 120 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, (iii) the date the restaurant opens for business to the public, or (iv) the date the tenant receives from the landlord its final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the San Antonio #1 and Minnetonka Properties, as described above, interim rent equal to 10.38% per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Properties shall accrue and be payable in a single lump sum at the time of final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the San Antonio #2 and Sparta Properties, as described above, the tenant shall pay monthly "interim rent" equal to a specified rate per annum (ranging from 10.25% to 11%) of the amount funded by CNL XVIII in connection with the purchase and construction of the Properties.

(3) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below. The maximum cost to CNL XVIII (including the purchase price of the land, (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amounts set forth below:

                                                         Estimated Final
      Property                Estimated Maximum Cost     Completion Date
      --------                ----------------------     ---------------

      San Antonio #1 Property      $  860,388            October 13, 1997
      San Antonio #2 Property       1,213,504            October 14, 1997
      Minnetonka Property             823,052            October 26, 1997
      Sparta Property                 666,346            August 28, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) CNL XVIII owns the building only for this Property. CNL XVIII does not own the underlying land; although, CNL XVIII has entered into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

(6) The lease term shall expire upon the later of (i) the date 15 years from the date of closing, (ii) the expiration of the original term of the ground lease, or (iii) the earlier termination of the ground lease.

(7) Annual rent shall increase after every five years during the lease term by the lesser of (i) 10% of the minimum annual rent during the preceding year or (ii) 150% of the change in the Consumer Price Index.

(8) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

PENDING INVESTMENTS

      As of April 30, 1997, CNL XVIII had initial commitments to acquire five properties, consisting of land and building. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all five of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

      Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.

                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent       Option to Purchase
--------                     ---------------         -------------------        ---------------       ------------------

Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Charlotte, NC           renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term

Boston Market           15 years; five five-year   10.38% of  Total Cost     for each lease year     at any time after
Reno, NV                renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 4% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Timonium, MD            renewal options            total cost to purchase    after the fifth lease   the fifth lease
Restaurant to be                                   the property;             year, (i) 5% of         year
renovated                                          increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term

IHOP                    20 years; three five-      10.125% of CNL XVIII's    for each lease year,    during the eleventh
Santa Rosa, CA          year renewal options       total cost to purchase    (i) 4% of annual        lease year and at
Existing restaurant                                the property;             gross sales minus       the end of the
                                                   increases by 10% after    (ii) the minimum        initial lease term
                                                   the fifth lease year      annual rent for such
                                                   and after every five      lease year
                                                   years thereafter
                                                   during the lease term

Jack in the Box         18 years; four five-year   10.25% of Total Cost      for each lease year,    at any time after
Houston, TX             renewal options            (1); increases by 8%      (i) 5% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year (2)
constructed                                        year and after every      (ii) the minimum
                                                   five years thereafter     annual rent for such
                                                   during the lease term     lease year


                                                     -8-







FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) In the event CNL XVIII purchases the property directly from the lessee, the lessee will have no option to purchase the property.



                                      -9-





                                   PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                                         CNL INCOME FUND XVIII, LTD.
                          GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM
                                    APRIL 3, 1997 THROUGH APRIL 30, 1997
                                      FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from April 3, 1997 through April 30, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property.  The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future.  These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.  No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.



                                Boston Market        On The Border       Boston Market        Wendy's
                             San Antonio, TX (5)  San Antonio, TX (5)  Minnetonka, MN (5)  Sparta, TN (5)
                             -------------------  -------------------  ------------------  --------------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                          $ 89,308             $131,808            $ 85,433        $ 65,673

Management Fees (2)                        (893)              (1,318)               (854)           (657)

General and Administrative
  Expenses (3)                           (4,465)              (6,590)             (4,272)         (3,284)
                                       --------             --------            --------        --------

Estimated Cash Available
  from Operations                        83,950              123,900              80,307          61,732

Depreciation Expense (4)                 (7,098)             (31,277)            (12,063)        (12,008)
                                       --------             --------            --------        --------

Pro Forma Estimate of
  Taxable Income of
  CNL XVIII                            $ 76,852             $ 92,623            $ 68,244        $ 49,724
                                       ========             ========            ========        ========



                                                See Footnotes

                                                    -10-





                                         Total
                                       --------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                          $372,222

Management Fees (2)                      (3,722)

General and Administrative
  Expenses (3)                          (18,611)
                                       --------

Estimated Cash Available
  from Operations 349,889

Depreciation Expense (4)                (62,446)
                                       --------

Pro Forma Estimate of
  Taxable Income of
  CNL XVIII                            $287,443
                                       ========




FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

      Property                      Estimated Final Completion Date
      --------                      -------------------------------

      San Antonio #1 Property       October 13, 1997
      San Antonio #2 Property       October 14, 1997
      Minnetonka Property           October 26, 1997
      Sparta Property               August 28, 1997